

December 22, 2014

Via E-mail
Mr. Rajinder Brar
Chief Executive Officer
HDIMAX MEDIA, Inc.
74 N. Pecos Road, Suite D
Henderson, NV 89074

> **Re: HDIMAX MEDIA, Inc.**
> **Form 8-K**
> **Filed November 26, 2014**
> **File No. 002-75313**

Dear Mr. Brar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on November 26, 2014

Exhibit 99.2

Consolidated Pro Forma Financial Information

1.   We note your presentation of pro forma financial statements as of and for the period ended November 21, 2014. Please revise to present pro forma financial statements for the reporting periods required by Rule 11-02(c) of Regulation S-X.

Pro Forma Consolidated Balance Sheet, page 2

2.   Disclosure in your filing states that the business combination between HDIMAX, Inc. and Indigo-Energy, Inc. is a reverse acquisition with HDIMAX, Inc. as the accounting acquirer. With reference to the relevant authoritative guidance, please explain your basis

for the pro forma adjustment to the intangible assets held by HDIMAX, Inc. prior to the acquisition or revise your disclosure to remove this pro forma adjustment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief

cc: Lance McKinlay
        Stan Teeple
        Marty Weigel
        Myles Pressy